03002215

50 3/10/03

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ITED STATES
) EXCHANGE COMMISSION
iington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W.R. Hambrecht + Co., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

539 Bryant Street

(No. and Street)

San Francisco	**California**	**94107-1237**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Anna-Marie E. Schweizer **(415) 551-8633**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte Touche LLP

(No. and Street)

50 Fremont Street	**San Francisco**	**California**	**94105-2230**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, **Anna-Marie E. Schweizer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **W.R. Hambrecht + Co., LLC**, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Balance Sheet
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable).
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.R. HAMBRECHT + CO., LLC

(SEC ID. NO. 8-50935)

**Balance Sheet as of December 31, 2002
and Independent Auditors' Report and
Supplemental Report on Internal Control**

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying balance sheet of W.R. Hambrecht + Co., LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the balance sheet, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

February 25, 2003

W.R. HAMBRECHT + CO., LLC

BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$ 1,688,455
DUE FROM BROKER	1,640,231
MARKETABLE TRADING SECURITIES, At market value	20
LONG-TERM INVESTMENTS, At estimated fair value	521,066
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, Net of accumulated depreciation and amortization of $5,264,182	1,549,075
PREPAID EXPENSES AND OTHER ASSETS	672,796
TOTAL ASSETS	$ 6,071,643
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 1,541,760
SECURITIES SOLD, NOT YET PURCHASED	2,327
COMPENSATION AND BENEFITS PAYABLE	392,862
Total liabilities	1,936,949
COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)	
MEMBER'S EQUITY	4,134,694
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,071,643

See notes to balance sheet.

W.R. HAMBRECHT + CO., LLC

NOTES TO BALANCE SHEET
DECEMBER 31, 2002

1. OWNERSHIP STRUCTURE

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that was incorporated in the state of Delaware as a Delaware limited liability company (LLC) on June 30, 1999, to succeed the business of a predecessor organization formed on January 2, 1998. The Company was organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California and is a wholly-owned by W.R. Hambrecht + Co., Inc. (the Parent).

The severity and persistence of the current bear market continues in U.S. equity securities to directly impact the Company's ability to generate revenue sufficient to cover operating expenses. In response to these extremely challenging market conditions, the Company has maintained its aggressive focus on expense control in order to more closely align operating expenses to existing revenue streams. In 2002, the Company further reduced headcount in non-revenue generating departments, taking headcount down to 119 from 145 at the beginning of the year. We continue to scrutinize each expense item to ensure that the Company is operating as efficiently as possible.

The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets, particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions, which may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the economic conditions that adversely affected earnings in 2002 will improve as 2003 progresses, thus providing an opportunity to increase revenue generations and realize liquidity from the venture portfolio. The Company has a marketable securities portfolio worth $501,039 as of December 31, 2002, which, if needed, could be sold to generate near-term cash resources. Additionally, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying balance sheet does not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks and money market funds. There are no withdrawal restrictions on cash and cash equivalents.

Marketable Trading Securities - Marketable trading securities are reported at prevailing market prices as of December 31, 2002.

Long-Term Investments - The Company's long-term investments include marketable equity securities and nonmarketable equity securities. At December 31, 2002, the Company held long-term investments valued at $521,066 (13% of member's equity) whose values have been estimated by management. Marketable equity securities are reported at prevailing market prices at December 31, 2002. For those marketable equity securities that the Company holds more than 14 days' worth of trading volume, the Company deducts a 20 percent discount from the total market value of the investment. Nonmarketable securities are not registered for public sale or carry restrictions on sale, and are reported at estimate fair value as determined by management. Factors considered by management in valuing nonmarketable investments include the type of investment, purchase cost, restriction on disposition, relative volume owned versus market averages, subsequent purchases of the same or similar investments by other investors, and current financial and operating results of the investee entities. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities and differences could be material.

Furniture, Equipment and leasehold Improvements - Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term of the estimated useful lives of the improvements.

Income Taxes - The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its balance sheet.

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

3. LONG-TERM INVESTMENTS

The Company's long-term investments are valued in accordance with the procedures set forth in Note 2. At December 31, 2002, the Company's long-term investments, at estimated fair value, consisted of the following:

Marketable equity securities	$ 501,039
Nonmarketable equity securities	20,027
Total long-term investments	$ 521,066

The cost of the Company's long-term investments at December 31, 2002 was $4,533,199.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Following is a summary of furniture, equipment and leasehold improvements as of December 31, 2002:

Furniture	$ 876,803
Equipment	4,798,088
Leasehold improvements	1,138,366
Total	6,813,257
Less accumulated depreciation and amortization	5,264,182
Furniture, equipment and leasehold improvements, net	$ 1,549,075

On April 1, 2002, the Company exchanged its assets with a book value that approximated fair value totaling $1,074,146 in its Seattle office and rights to license the Hambrecht name to Delafield Hambrecht, Inc., in return for common stock of Delafield Hambrecht, Inc. The exchange resulted in an increase in long-term investments. The Company is an investor in, but not an affiliate of, Delafield Hambrecht, Inc. This investment was distributed to the Parent during 2002.

5. COMMITMENTS AND CONTINGENCIES

At December 31, 2002, the Company was obligated under long-term, noncancelable operating leases for office facilities and equipment, which require the following minimum annual payments:

Year Ending December 31,	
2003	$ 2,356,387
2004	2,130,136
2005	317,196
2006	323,540
2007	163,371
Total	$ 5,290,630

Certain leases contain renewal options and escalation clauses.

As is the case with many firms in the securities industry, the Company may become involved in legal and regulatory matters arising in the normal course of the Company's business that are incidental to its activities as a general stock brokerage and investment banking business.

6. INCOME TAXES

The deferred income tax asset as of December 31, 2002 is composed of the following:

Net unrealized loss on long-term investments	$ 1,857,188
Operating loss carryforwards	43,253,755
Other deferred assets	768,041
Total deferred income tax	45,878,984
Valuation allowance	(45,878,984)
Net deferred income tax asset	$ -

In 2002, a net valuation allowance of $45,878,984 has been recorded, which eliminates the net deferred tax assets at December 31, 2002. The Company has a federal net operating loss carryforward of $105,884,346 and a California net operating loss carryforward of $77,603,015. These loss carryforwards will begin to expire beginning in 2019 and 2007 for federal and California tax purposes, respectively.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the NASD Regulation, Inc., which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2002, the Company's net capital was $1,506,203 its ratio of aggregate indebtedness to net capital was 1.24 to 1, and its net capital was $1,250,203 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

8. SUBSEQUENT EVENT

In January of 2003, a tender offer was announced for all outstanding shares of Giga Information Group with an offer price of $4.75 per share. On January 21, 2003, the Parent and the Company owned on a combined basis 1,603,500 shares of Giga Information Group. The Parent entered into a Tender Agreement whereby the Parent committed 800,000 shares into the tender offer. Similarly, the Company committed 300,000 shares in the tender offer. The fair market valuation of the 1,603,500 shares, including the shares owned by the Company, at the tender price is $7,616,625. On February 25, 2003, Forrester Research announced that it had received a sufficient number of tendered shares to consummate the acquisition. The Company expects to receive all cash proceeds by March 15, 2003.

On January 31, 2003, the Parent sold 500,000 shares of Giga Information Group in an open market block trade generating $2.3 million. As a result of this transaction, $2.0 million was contributed, upon settlement, to the Company.

* * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 25, 2003

W.R. Hambrecht + Co., LLC
539 Bryant Street
San Francisco, California 94107-1237

In planning and performing our audit of the financial statements of W.R. Hambrecht + Co., LLC (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 25, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, or (3) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projection of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP